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                                August 26, 2021

       Michael Singer
       Principal Executive Officer
       Insight Acquisition Corp. /DE
       333 East 91st Street
       New York, New York 10128

                                                        Re: Insight Acquisition
Corp. /DE
                                                            Registration
Statement on Form S-1
                                                            Filed August 11,
2021
                                                            File No. 333-258727

       Dear Mr. Singer:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed August 11, 2021

       Risk Factors
       Provisions in our amended and restated certificate of incorporation..., page 70

   1. Your disclosure states that your amended and restated charter will provide that "the federal courts" will be
the exclusive jurisdiction for claims under the Securities Act, however your amended
and restated charter (Exhibit 3.3) provides that "the Court of
                                                        Chancery and the
federal court for the District of Delaware" will have concurrent jurisdiction for claims
under the Securities Act. Please revise your disclosure and
                                                        amended and restated
charter for consistency and accuracy.
       Exhibit 23.1: Consent of Independent Registered Public Accounting Firm, page II-6

   2. Please have your auditors revise their consent letter to refer to the correct date on their
 Michael Singer
Insight Acquisition Corp. /DE
August 26, 2021
Page 2
         audit report of August 11th.
Exhibit 5.1

3. Please delete as inapprorpiate the assumptions contained in (a)-(d) on pages 2 and 3.
         Refer to Section II.B.3.a of Staff Legal Bulletin No. 19 for more information. In addition, please revise to clarify that opinion #2 includes the Common Stock issuable upon exercise of the Warrants (in addition to the common stock issued as part of the Units).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Scott Stringer at 202-551-3272 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Scot Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameMichael Singer                              Sincerely,
Comapany NameInsight Acquisition Corp. /DE
                                                              Division of
Corporation Finance
August 26, 2021 Page 2                                        Office of Trade &
Services
FirstName LastName